EXHIBIT 99.2

                          TOWER SEMICONDUCTOR ANNOUNCES
                   FOURTH QUARTER AND FISCAL YEAR 2004 RESULTS

The Company More Than Doubled its Year-to-Year Revenues in 2004

Strong Pipeline of New Projects and Customers Expected to Yield Growth in Second Half of 2005

MIGDAL HAEMEK, Israel -- Feb. 3, 2005, -- Tower Semiconductor Ltd. (NASDAQ:
TSEM; TASE: TSEM), a pure-play independent wafer foundry, today announced fourth quarter and fiscal year 2004 results, with 105% higher revenues in 2004 compared with 2003. Revenues were $126.1 million for the 12 months ended December 31, 2004 as compared with $61.4 million in 2003. Revenues for the quarter ended December 31, 2004 were $30.1 million.

On a year-over-year basis, revenues for the fourth quarter of 2004 represented an increase of 52 percent over revenues of $19.8 million in the fourth quarter of 2003. In the third quarter of 2004, the company reported revenues of $35.1 million.

The 2004 fourth quarter loss was $23.3 million, or $0.36 per share, including a net capital gain of $32 million from the previously announced sale of shares of Saifun Semiconductor. This loss is compared with a loss of $46.0 million, or $0.91 per share, for the fourth quarter of 2003, and a loss of $39.4 million, or $0.60 per share, in the third quarter of 2004.

For the 12 months ended December 31, 2004 the company reported a loss of $137.8 million, or $2.13 per share, including a net capital gain of $32 million from the previously announced sale of shares of Saifun Semiconductor. This is compared with a loss of $114.3 million, or $2.40 per share in 2003. This loss includes $117 million of depreciation expenses in 2004, compared to $54 million in 2003.

The company experienced weaker demand due to inventory corrections by a range of customers in late 2004, and in particular, by those in the consumer market. Consumer products accounted for approximately 50 percent of Tower's revenues during the past year. Moving forward, the company expects reduced dependence on this market segment.

The company expects Q-1 2005 revenues to be in the range of $23 million to $26 million due to continuing softness in the foundry industry, while Q2-2005 is expected to mark a turning point towards a stronger second half of 2005. The company expects to reach positive EBITDA from operating activities in the second half of 2005.

Tower's banks recently agreed to waive the company's non-compliance with certain financial ratios and covenants for the fourth quarter of 2004 and it revised certain financial ratios and covenants for 2005.

"We have a strong pipeline of new customers and projects, which we expect will begin to add revenues in late 2005," said Carmel Vernia, chairman and chief executive officer of Tower. "We see traction in key areas of our specialized technology segments such as mixed-signal, CMOS image-sensor technologies and RF, which could translate into higher revenues." Vernia cautioned that there might be continued slowdown in the first half of the year but projected significant revenue growth for the company during the second half of 2005.

Tower's management has been proactive bringing its expenditures in line with current business conditions and has taken measures, in the fourth quarter, to reduce expenses and improve cash flow, which could achieve savings totaling $20 million in 2005. The company implemented an across-the-board workforce cutback, and also introduced other savings measures.

During the last quarter Tower announced its 0.16-micron technology offering, which enables lower die cost to customers, while yielding higher wafer prices.

The $200 million, multi-year project with Vishay-Siliconix is progressing according to schedule and production is planned to begin in the second quarter of 2005.

At the same time, Tower is maintaining its level of investment in key process development initiatives and is improving its unique technologies according to its strategic roadmap. Tower continues to execute on the following key strategic thrusts:

     1.   DIVERSIFYING CUSTOMER BASE

TOTAL CUSTOMER COUNT               2004                2003            INCREASE
--------------------               ----                ----            --------
95% of revenue generated by:       24 customer         19 customers     26%
Fab 2 production customers          7 customers         4 customers     75%
Fab 2 pre-production customers     19 customers         6 customers    217%


     2.   CUSTOMER CLASSIFICATIONS

During 2004, Tower grew its fabless customer base to 75 percent of total revenues*.

TYPE OF CUSTOMER       2004        2003
----------------       ----        ----
IDM                    25%         50%
Fabless                75%         50%

* The above chart reflects Fab 2's increasing ramp up impact in 2004.

     3.   EXPANDING SALES BY GEOGRAPHY

While the US continues to be the main revenue market, Tower also added significant revenues from Israel in 2004.


REGION                              REVENUES
------                              --------
US                                  60%
Israel                              20%
Pacific Rim (including Japan)       11%
Europe                               9%

     4.   INCREASING SPECIALIZED TECHNOLOGY OFFERINGS

Tower continues to develop differentiated technologies, utilizing core technical knowledge in embedded NVM, CMOS image sensors, mixed-signal and RF technologies, according to its strategic roadmap.

During 2004, Tower:

     o Entered the RFID market with technology development of unique technology solution to low cost RFID tags with a leading RFID Tag supplier.

     o Provided prototype devices for a leading RF CMOS customer targeting the wireless market.

     o Fab 1, CMOS image sensors - Continued to develop processes targeting advanced medical imaging as well as industrial and machine vision with exceptional performance. In 2004 about 12 percent of Fab 1 revenues were generated from those market segments.

     o Fab 2, CMOS image sensors - Engaged in pre-production phases with multiple customers developing more than 10 different products targeting cell phone and consumer camera sensors, as well as industrial, commercial, scientific and automotive applications.

     o Embedded NVM - Tower completed the development of 0.18-micron embedded NVM technology with initial successful customer design fully functional in record time.

As can be seen in the below table, Tower's diversification to specialized technologies continues to be apparent in Fab 1 percentages and is already starting to be reflected in Fab 2 percentages. In Fab 2, Tower is initially ramping its core CMOS technology platforms. However, at the 0.18-micron node Tower's specialized technologies offering is leading edge in the industry, the company expects the specialized technology effect to materialize in this fab in the years to come.

TECHNOLOGY SEGMENT                       CONSOLIDATED              FAB 1              FAB 2
------------------                       ------------              -----              -----
Core CMOS                                61%                       24%                 92%
Non volatile memory                      16%                       32%                  3%
CMOS image sensor                         8%                       15%                  2%
Mixed signal                             15%                       29%                  3%

     5.   DIVERSIFYING REVENUES BY MARKET SEGMENT

The introduction of Fab 2 has increased Tower's presence in the consumer market. Tower expects this trend to continue during 2005, although the company anticipates that the consumer portion of its consumer segment will be reduced.

INDUSTRY SEGMENT                                               REVENUES
----------------                                               --------
Consumer                                                          50%
Communication                                                     15%
PC                                                                 7%
Industrial, medical and automotive                                10%
Multi market and others                                           18%

                                      *****

Tower will host a conference call to discuss these results on Friday, February 4, 2005 at 11:00 a.m. Eastern time / 18:00 p.m. Israel time. To participate, call 1-800-500-0177 (U.S. toll-free number) or 1-719-457-2679 (international) and mention ID code: TOWER. Callers in Israel are invited to call local 03-925-5910. The conference call also will be webcast live at www.companyboardroom.com and at www.towersemi.com and will be available thereafter on both Web sites for replay for 90 days, starting at 2:00 p.m. Eastern time on the day of the call and on 03-925-5947 for Israeli callers for 7 days after the call.

ABOUT TOWER SEMICONDUCTOR LTD.
Tower Semiconductor LTD. is a pure-play independent wafer foundry established in 1993. The company manufactures integrated circuits with geometries ranging from
1.0 to 0.13 micron; it also provides complementary technical services and design support. In addition to digital CMOS process technology, Tower offers advanced non-volatile memory solutions, mixed-signal and CMOS image-sensor technologies. To provide world-class customer service, the company maintains two manufacturing facilities: Fab 1 has process technologies from 1.0 to 0.35 micron and can produce up to 16,000 150mm wafers per month. Fab 2 features 0.18 micron and below process technologies, including foundry-standard technology. When fully equipped, Fab 2 is expected to offer full production capacity of 33,000 200mm wafers per month. Tower's Web site is located at www.towersemi.com.


SAFE HARBOR

THIS PRESS RELEASE INCLUDES FORWARD-LOOKING STATEMENTS, WHICH ARE SUBJECT TO RISKS AND UNCERTAINTIES. ACTUAL RESULTS MAY VARY FROM THOSE PROJECTED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. POTENTIAL RISKS AND UNCERTAINTIES INCLUDE, WITHOUT LIMITATION, RISKS AND UNCERTAINTIES ASSOCIATED WITH: (I) THE COMPLETION OF THE EQUIPMENT INSTALLATION, TECHNOLOGY TRANSFER AND RAMP-UP OF PRODUCTION IN FAB 2, (II) HAVING SUFFICIENT FUNDS TO COMPLETE THE FAB 2 PROJECT, (III) THE CYCLICAL NATURE OF THE SEMICONDUCTOR INDUSTRY AND THE RESULTING PERIODIC OVERCAPACITY, FLUCTUATIONS IN OPERATING RESULTS, FUTURE AVERAGE SELLING PRICE EROSION THAT MAY BE MORE SEVERE THAN OUR EXPECTATIONS (IV) OPERATING OUR FACILITIES AT SATISFACTORY UTILIZATION RATES, (V) OUR ABILITY TO MEET CERTAIN OF THE COVENANTS STIPULATED IN OUR AMENDED FACILITY AGREEMENT, (VI) OUR ABILITY TO CAPITALIZE ON INCREASES IN DEMAND FOR FOUNDRY SERVICES, (VII) MEETING THE CONDITIONS TO RECEIVE ISRAELI GOVERNMENT GRANTS AND TAX BENEFITS APPROVED FOR FAB 2 AND OBTAINING THE APPROVAL OF THE ISRAELI INVESTMENT CENTER TO EXTEND THE FIVE-YEAR INVESTMENT PERIOD UNDER OUR FAB 2 APPROVED ENTERPRISE PROGRAM, (VIII) ATTRACTING ADDITIONAL CUSTOMERS, (IX) NOT RECEIVING ORDERS FROM OUR WAFER PARTNERS AND TECHNOLOGY PROVIDERS, (X) FAILING TO MAINTAIN AND DEVELOP OUR TECHNOLOGY PROCESSES AND SERVICES, (XI) COMPETING EFFECTIVELY, (XII) OUR LARGE AMOUNT OF DEBT, (XIII) ACHIEVING ACCEPTABLE DEVICE YIELDS, PRODUCT PERFORMANCE AND DELIVERY TIMES, (XIV) THE TIMELY DEVELOPMENT, INTERNAL QUALIFICATION AND CUSTOMER ACCEPTANCE OF NEW PROCESSES AND PRODUCTS, (XV) BUSINESS INTERRUPTION DUE TO EARTHQUAKES, TERROR ATTACKS AND OTHER ACTS OF GOD.

A MORE COMPLETE DISCUSSION OF RISKS AND UNCERTAINTIES THAT MAY AFFECT THE ACCURACY OF FORWARD-LOOKING STATEMENTS INCLUDED IN THIS PRESS RELEASE OR WHICH MAY OTHERWISE AFFECT OUR BUSINESS IS INCLUDED UNDER THE HEADING "RISK FACTORS" IN OUR MOST RECENT ANNUAL REPORT ON FORMS 20-F AND 6-K, AS WERE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND THE ISRAEL SECURITIES AUTHORITY. FUTURE RESULTS MAY DIFFER MATERIALLY FROM THOSE PREVIOUSLY REPORTED. WE DO NOT INTEND TO UPDATE THE INFORMATION CONTAINED IN THIS RELEASE.

CONTACT:

     Tower Semiconductor USA
     Michael Axelrod, +1 408 330 6871
     pr@towersemi.com

           or

     Pacifico Inc.
     PR Agency Contact
     Mary Curtis, +1 408 293 8600
     mcurtis@pacifico.com

           or

     Fusion IR & Communications
     Investor Relations Contact
     Sheldon Lutch, +1 212 268 1816
     sheldon@fusionir.com

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                             (dollars in thousands)


                                                                                  AS OF DECEMBER 31,
                                                                           -----------------------------
                                                                             2004                 2003
                                                                           ---------           ---------
A S S E T S

     CURRENT ASSETS
         CASH AND CASH EQUIVALENTS                                         $  27,664           $  12,448
         DESIGNATED CASH AND SHORT-TERM INTEREST-BEARING DEPOSITS             53,793              44,042
         TRADE ACCOUNTS RECEIVABLE                                            19,286              11,631
         OTHER RECEIVABLES                                                    11,365              11,073
         INVENTORIES                                                          25,669              19,382
         OTHER CURRENT ASSETS                                                  1,818               1,729
                                                                           ---------           ---------
                TOTAL CURRENT ASSETS                                         139,595             100,305
                                                                           ---------           ---------

     LONG-TERM INVESTMENTS
          LONG-TERM INTEREST-BEARING DEPOSITS
            DESIGNATED FOR FAB 2 OPERATIONS                                    5,134               4,848
         OTHER LONG-TERM INVESTMENT                                               --               6,000
                                                                           ---------           ---------
                                                                               5,134              10,848
                                                                           ---------           ---------

     PROPERTY AND EQUIPMENT, NET                                             609,296             568,412
                                                                           ---------           ---------

     OTHER ASSETS, NET                                                        93,483             108,770
                                                                           =========           =========

                TOTAL ASSETS                                               $ 847,508           $ 788,335
                                                                           =========           =========



LIABILITIES AND SHAREHOLDERS' EQUITY

     CURRENT LIABILITIES
         TRADE ACCOUNTS PAYABLE                                            $  65,326           $  40,249
         OTHER CURRENT LIABILITIES                                            10,678               9,564
                                                                           ---------           ---------
                TOTAL CURRENT LIABILITIES                                     76,004              49,813

     LONG-TERM DEBT                                                          497,000             431,000

     CONVERTIBLE DEBENTURES                                                   26,651              25,783

     LONG-TERM LIABILITY IN RESPECT
          OF CUSTOMERS' ADVANCES                                              64,428              46,347

     OTHER LONG-TERM LIABILITIES                                              15,445               5,935
                                                                           ---------           ---------
                TOTAL LIABILITIES                                            679,528             558,878
                                                                           ---------           ---------

     SHAREHOLDERS' EQUITY
         ORDINARY SHARES                                                      16,274              13,150
         ADDITIONAL PAID-IN CAPITAL                                          517,476             427,881
         PROCEEDS ON ACCOUNT OF SHARE CAPITAL                                     --              16,428
         SHAREHOLDER RECEIVABLES                                                 (26)                (26)
         ACCUMULATED DEFICIT                                                (356,672)           (218,904)
                                                                           ---------           ---------
                                                                             177,052             238,529
         TREASURY STOCK                                                       (9,072)             (9,072)
                                                                           ---------           ---------
                TOTAL SHAREHOLDERS' EQUITY                                   167,980             229,457
                                                                           =========           =========

                TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                 $ 847,508           $ 788,335
                                                                           =========           =========

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                  (dollars in thousands, except per share data)

                                                            YEAR ENDED                            THREE MONTHS ENDED
                                                            DECEMBER 31,                             DECEMBER 31,
                                                    -----------------------------           -----------------------------
                                                       2004                2003               2004                 2003
                                                    ---------           ---------           ---------           ---------

SALES                                               $ 126,055           $  61,368           $  30,065           $  19,823

COST OF SALES                                         228,410             122,395              66,168              46,579
                                                    ---------           ---------           ---------           ---------

        GROSS LOSS                                   (102,355)            (61,027)            (36,103)            (26,756)
                                                    ---------           ---------           ---------           ---------

OPERATING COSTS AND EXPENSES

     RESEARCH AND DEVELOPMENT                          17,053              20,709               5,845               8,158
     MARKETING, GENERAL AND ADMINISTRATIVE             21,297              22,615               5,121               5,551
                                                    ---------           ---------           ---------           ---------

                                                       38,350              43,324              10,966              13,709
                                                    =========           =========           =========           =========

        OPERATING LOSS                               (140,705)           (104,351)            (47,069)            (40,465)

FINANCING EXPENSE, NET                                (29,745)             (9,826)             (8,838)             (5,533)

OTHER INCOME (EXPENSE), NET                            32,682                 (84)             32,574                   3
                                                    ---------           ---------           ---------           ---------

               LOSS FOR THE YEAR                    $(137,768)          $(114,261)          $ (23,333)          $ (45,995)
                                                    =========           =========           =========           =========

BASIC LOSS PER ORDINARY SHARE

     LOSS PER SHARE (*)                             $   (2.13)          $   (2.40)          $   (0.36)          $   (0.91)
                                                    =========           =========           =========           =========

(*) BASIC AND DILUTED LOSS PER SHARE DATA IN ACCORDANCE WITH U.S. GAAP ARE THE SAME AS THE ISR. GAAP DATA FOR THE YEAR AND THREE MONTHS PERIODS ENDED DECEMBER 31, 2004 AND 2003